Exhibit 4.9

English Summary of the Line of Credit Agreement, dated January 6, 2013, between Greenstone Industries Ltd. (the “Greenstone”), as lender, and R.V.B. Holdings Ltd. (the “Company”), as borrower.

Term of the Agreement: The Agreement shall be effective as of November 26, 2013, and shall end upon full repayment of the Loan.

Loan Amount: Greenstone shall provide the Company with a credit line in the amount of NIS 1 million (the “Loan”). Each withdrawal by the Company shall be in the amount of up to NIS 200 thousand. Greenstone may refuse at any time and upon its sole discretion to approve such withdrawal.

Interest and Linkage: The Loan will bear no interest and will be linked to the Israeli Consumer Price Index.

Repayment: The Loan shall be repaid in full in one payment following six months from the effective date of the Agreement. The Company is entitled at any stage to early repayment of the Loan without any early repayment fee.

Immediate Repayment: Greenstone may be entitled, upon its sole discretion, to call for an immediate repayment of the Loan upon the following:

1.	A breach by the Company of its obligations under the Agreement and/or if any of its declarations under the Agreement shall be deemed to be not true.

2.	In case a liquidation order has been issued against the Company or that the Company’s name has been deleted from any registry conducted by law, and these where not canceled within 30 days.

3.
If a request to appoint a receiver or a special manager for the Company or for the Company’s assets or a substantial part of its assets was filed and was not canceled within 30 days, or if a receiver shall be appointed or a receivership order was issued and was not cancelled within 30 days, or if a trustee or a special manager is appointed for the Company or its assets.

4.
If an attachment is imposed or a similar execution action has been filed against material assets of the Company or against a security granted to Greenstone by the Company and such actions were not canceled within 30 days.

5.	If a stay of proceeding or creditor settlement requests were filed for the Company and not canceled within 30 days, or if a stay of proceeding or a creditor settlement order were issued.

6.	If the Company shall be liquidated or dissolved for any reason.

7.	If the Company fails to repay material debts to others or if such debts shall be called for immediate repayment.

8.	If legal actions shall be taken against the Company and Greenstone shall determine that such actions may jeopardize the Company’s ability to repay the Loans.